K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 29, 2013

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Tax Exempt Funds (File Nos. 002-82572 and 811-03690)
Responses to Comments on the Registration Statements on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on April 2, 2013 regarding Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (the “Registration Statement”) for First Investors Tax Exempt Income Fund, First Investors Tax Exempt Opportunities Fund, First Investors California Tax Exempt Fund, First Investors Connecticut Tax Exempt Fund, First Investors Massachusetts Tax Exempt Fund, First Investors Michigan Tax Exempt Fund, First Investors Minnesota Tax Exempt Fund, First Investors New Jersey Tax Exempt Fund, First Investors New York Tax Exempt Fund, First Investors North Carolina Tax Exempt Fund, First Investors Ohio Tax Exempt Fund, First Investors Oregon Tax Exempt Fund, First Investors Pennsylvania Tax Exempt Fund, and First Investors Virginia Tax Exempt Fund (individually, a “Fund,” collectively, the “Funds”), each a series of First Investors Tax Exempt Funds (“Registrant”) that was filed with the Securities and Exchange Commission (“SEC”) on February 14, 2013.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
Footnote 1 to the Annual Fund Operating Expenses Table for each Fund states that the expense information has been restated to reflect a revised allocation of expenses between the Fund’s share classes.  Please explain supplementally why the allocation

Securities and Exchange Commission
April 29, 2013

of expenses between the Funds’ share classes was revised and provide the amount of such reallocation.

With the addition of the Advisor Class and Institutional Class shares, the Funds’ expenses will be spread across four, rather than two share classes.  Accordingly, the Funds’ Board has approved the reallocation of expenses among the Funds’ share classes.  As a general matter, smaller share classes will have higher fees.  In addition, Class B shares will have higher fees than the Class A, Advisor Class and Institutional Class shares due to the expenses associated with Class B shares as compared to the Class A, Advisor Class and Institutional Class shares.

2.
Each Fund’s 80% policy currently is disclosed in the “Principal Investment Strategies” section under “The Funds in Greater Detail”.  Please also include each Fund’s 80% policy in the Fund’s respective summary section under “Principal Investment Strategies”.

The Registrant has made the requested change to include each Fund’s 80% policy in the Fund’s respective summary section under “Principal Investment Strategies.”

3.
In each Fund’s summary section under “Principal Investment Strategies,” it is disclosed that the Fund may invest in the following types of derivatives: inverse floaters, interest rate swaps, futures contracts and options on futures contracts to increase income, hedge against changes in interest rates or enhance potential return.  Please confirm that these types of investments are principal investment strategies of each Fund.  If any of these types of investments are not principal investment strategies of a Fund, the investment should be moved to later in the prospectus or to the statement of additional information.

Although a Fund’s investments in derivatives are opportunistic in nature, it is a principal investment strategy of each Fund to use certain types of derivatives to hedge against changes in interest rates or enhance potential return.  Accordingly, the disclosure relating to these investments has been retained in each Fund’s summary section under “Principal Investment Strategies.”

4.	If a Fund has a target duration, please disclose the target duration in the Fund’s summary section under “Principal Investment Strategies”.

The Registrant confirms that the Funds do not have a target duration. Therefore, no target duration has been disclosed.

5.	For each Single State Tax Exempt Fund, please disclose, if applicable, the extent to which the Fund will concentrate its investments in securities issued by the applicable state.

Securities and Exchange Commission
April 29, 2013

In the description of the Single State Tax Exempt Funds’ principal investment strategies in the section titled “The Funds in Greater Detail”, it is disclosed that each Single State Tax Exempt Fund generally concentrates it investments in municipal bonds and securities of a particular state in order to produce income that is exempt from that state’s income tax for individual residents of that state.  No other stated concentration policy applies to the Single State Tax Exempt Funds.  Accordingly, the Registrant does not believe that any additional disclosure is necessary.

6.
It is disclosed in the “Principal Investment Strategies” section for each Single State Tax Exempt Fund that, in certain cases, interest paid by the Fund may be exempt from local taxes.  Please consider disclosing examples of local taxes for each Fund.

The Registrant currently discloses in the description of the Single State Tax Exempt Funds’ principal investment strategies in the section titled “The Funds in Greater Detail”, that in certain cases, the interest paid by a Fund may also be exempt from local taxes and provides an example for the New York Tax Exempt Fund.  The Registrant believes that the current disclosure is sufficient to provide an investor with an example of a type of local tax, and that it is not necessary to disclose examples of local taxes for each individual state.

7.
In the “Principal Investment Strategies” section for the Minnesota Tax Exempt Fund, it is disclosed that the “Fund attempts to invest all of its assets in municipal securities that pay interest that is exempt from both federal income tax, including the AMT, and any applicable state income tax for individual residents of the state of Minnesota.  Such securities include obligations issued by municipalities and other authorities in Minnesota.”  Please supplementally explain why the Minnesota Tax Exempt Fund is different than the other Single State Tax Exempt Funds.

The difference in disclosure for the Minnesota Tax Exempt Fund is due to the differences between Minnesota tax laws and the tax laws of other states.  The Registrant notes however, that the disclosure has been revised to reflect that the Fund may invest to a limited extent in obligations issued by U.S. territories and possessions, such as Puerto Rico, which new disclosure resembles the disclosure of the other Single State Tax Exempt Funds.

8.
For each Fund, the definition of duration is discussed in the Fund’s “Principal Investment Strategies” section under “The Funds in Greater Detail.”  Consider also including the discussion of duration in each Fund’s summary section under “Principal Investment Strategies.”

The Registrant has made the requested change to include the definition of duration in each Fund’s summary section under “Principal Investment Strategies.”

9.	In each Fund’s “Principal Investment Strategies” section under “The Funds in Greater Detail,” it is disclosed that the Fund may invest in variable rate and floating

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April 29, 2013

rate municipal securities.  To the extent any of the Funds’ investments in floating and variable rate securities are considered to be a principal investment strategy, please consider reflecting such investments in the applicable Fund’s summary section under “Principal Investment Strategies.”

The Registrant confirms that the Funds’ investments in floating and variable rate securities are appropriately disclosed in “The Funds in Greater Detail” section of the prospectus.

10.
In connection with the footnote to the Financial Highlights tables of the Funds regarding “net of expenses waived or assumed by the Adviser,” please discuss supplementally whether the fee waiver is contractual or voluntary, and whether it is subject to recoupment.  If applicable, please include the fee waivers in the relevant Funds’ Annual Fund Operating Expenses tables.

The Registrant confirms that the fee waiver is voluntary and therefore has not included the fee waiver in the Funds’ expense tables.  The Registrant also confirms that the Registrant’s fee waiver agreement with FIMCO does not provide for FIMCO to recoup expenses that it has waived or reimbursed.

Statement of Additional Information (“SAI”)

11.
Pursuant to Item 20(b) of Form N-1A, please disclose under “Structure of Portfolio Managers Compensation for Fiscal Year Ended December 31, 2012” on page I-12, whether compensation is based on pre-tax or after-tax performance of one or more Funds and the period over which performance is measured.

The Registrant has revised the applicable disclosure to state that compensation is based on pre-tax performance.  The Registrant currently discloses that the calendar year is the period with respect to which performance is measured.

12.
Under the “Structure of Portfolio Managers Compensation for Fiscal Year Ended December 31, 2012” section, please remove the words “in theory” from the discussion of a Portfolio Manager’s possible economic incentive to favor proprietary accounts over the Funds.

The Registrant has made the requested change.  The revised disclosure reads: “[t]hus, he could have a potential economic incentive to favor the proprietary accounts over the Funds in determining which investments to buy, sell or hold.”

13.
With respect to the “Investment Strategies Used by the First Investors Tax Exempt Funds” in Appendix A, please state whether any changes in the Funds’ investment strategies would be consistent with the Funds’ Registration Statement and whether shareholders would be notified of such a change.

Securities and Exchange Commission
April 29, 2013

The Registrant confirms that any changes in the Funds’ investment strategies would be consistent with the Funds’ Registration Statement.  In the event of a change in a Fund’s investment strategies, the prospectus or SAI, as applicable, would be supplemented and the supplement would be provided on the Funds’ website.  The Registrant may, but is not required to, separately mail a supplement to Fund shareholders.

14.
In connection with the “Investment Policies of the First Investors Tax Exempt Funds” section of Appendix B, please state affirmatively whether any of the Funds will concentrate in an industry or group of industries.  For the purposes of complying with each of the Fund’s concentration policies, please also disclose that the Funds will treat investments in municipal debt securities whose principal and interest payments are derived solely from a specific project as an investment in a particular industry.

The Registrant believes that the interpretation requested by the SEC Staff is not required by the Investment Company Act of 1940, the rules thereunder, or the terms of Form N-1A.  The historical views of the SEC Staff on this matter are reflected in former Guide 19 to Form N-1A (“Guide 19”) and Investment Company Release IC-9785 (May 31, 1977) (“IC-9785”).  Neither provides that a fund’s investments in municipal debt securities with respect to a specific project would be subject to a fund’s concentration policy.  We note that the guidance in Guide 19 and IC-9785 states that the appropriate disclosures should be made “if a company invests or may invest 25% or more of its assets in securities the interest upon which is paid from revenues of similar type projects.”

The Registrant currently does not intend to invest 25% or more of its assets in municipal debt securities whose principal and interest payments are derived solely from a specific project.  Accordingly, the Registrant does not believe it is necessary to provide the disclosure as suggested by Guide 19 and Release IC-9785.  In the event that a Fund intends to invest 25% or more of its assets in such securities, the Registrant will provide the appropriate disclosures suggested by Guide 19 and IC-9785.  In light of the foregoing, we respectfully decline the SEC Staff’s comment.

15.
In connection with the disclosure under the section that provides the Funds’ non-fundamental investment policies, please consider including applicable limitations on a Fund’s investments in derivatives and inverse floaters in the Fund’s prospectus under “Principal Investment Strategies.”

Form N-1A does not require the Funds to disclose non-fundamental investment policies in the Funds’ prospectus.  The Registrant discloses in the “Principal Investment Strategies” section of each Fund’s summary section that a Fund may invest in derivatives and inverse floaters.  However, the Registrant has instead included the non-fundamental limitation on these investments in the Funds’ SAI.  Accordingly, the Registrant respectfully declines the SEC Staff’s comment.

Securities and Exchange Commission
April 29, 2013

16.
In the “Descriptions of Investments Strategies and Risks” section on page II-1, it is disclosed that the Funds may invest in “High Yield Securities.”  Please disclose in this instance that high yield securities are also referred to as “junk bonds.”

The Registrant has made the requested change.

17.
In connection with the discussion of inverse floaters under “Derivatives” in the section titled “Descriptions of Investment Strategies and Risks,” please describe how investments in such securities are consistent with Section 18 of the Investment Company Act of 1940.

Section 18(f)(1) of the Investment Company Act of 1940 makes it unlawful for mutual funds to issue or sell “senior securities,” though Section 18(f)(1) permits mutual funds to borrow from banks.   Section 18(g) defines a “senior security” as “any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.”

The SEC and its staff have taken the position that a fund’s investment in certain derivative instruments, such as inverse floaters, may involve the creation of senior securities in violation of Section 18 of the 1940 Act.1  In Release 10666, the SEC clarified that it would not treat derivatives as senior securities if a fund “covers” its exposure by either holding an offsetting position2 or segregating liquid assets in an amount sufficient to cover its potential future obligations.  Asset segregation and cover requirements are intended to control a fund’s derivatives exposure.  The Registrant confirms that, as applicable, in connection with investments in inverse floaters and other types of derivatives, the Registrant will comply with applicable asset coverage requirements.

18.
In connection with the discussion of commodity pool operator registration under “Derivatives” in the section titled “Descriptions of Investments Strategies and Risks,” please clarify whether the adviser to the Registrant or the Registrant itself has filed for exclusion from regulation and registration with the Commodity Futures Trading Commission as a commodity pool operator.

The Registrant has included in the prospectus disclosure stating that the Registrant, on behalf of each of its Funds, has claimed an exemption from registration with the Commodity Futures Trading Commission as a commodity pool operator under the Commodity Exchange Act and that the Adviser is exempt from registration as a

1           Securities Trading Practices of Registered Investment Companies, Investment Co. Act Release No. 10666, 1979 WL 171288 (Apr. 18, 1979) (“Release 10666”).  Although Release 10666 discussed in detail reverse repurchase agreements, firm commitment agreements and standby commitment agreements, it was “intended to address the use of all registered investment companies of similar trading practices involving all types of securities.”
2  Dreyfus Strategic Investing, SEC No-Action Letter, 1987 WL 108242 (pub. avail. June 22, 1987).

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commodity trading advisor under Commodity Futures Trading Commission Regulation 4.14(a)(8).

19.
In the section titled “Portfolio Holdings Information Policies and Procedures,” pursuant to Item 16(f)(1)(vi) of Form N-1A, disclose the procedures that the Funds use to address conflicts between the interests of Fund shareholders, on the one hand, and those of a Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

The Registrant has provided the disclosure regarding the Funds’ portfolio holdings policies and procedures that is required by Item 16(f) of Form N-1A.  The Registrant believes that its portfolio holdings policies and procedures are in the best interests of Fund shareholders and that the procedures address conflicts between the interests of Fund shareholders, on the one hand, and those of a Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.  In the event that a conflict of interest exists between Fund shareholders and other interested parties, and it is not addressed by the Funds’ portfolio holdings policies and procedures, the policies and procedures provide for such conflicts to be brought to the Board of Trustees for review.

20.
In connection with the “Management of the Funds” section, please confirm whether references to Wellington Management Company, LLP and the First Investors Global Fund are appropriate for the Funds’ SAI.

“Management of the Funds” is included in Part II of the Registrant’s SAI.  On page II-1 of the SAI, the disclosure states that Part II describes policies and procedures that apply to each of the Funds in the First Investors Family of Funds, except as otherwise indicated.  Thus, it is appropriate to include references to Wellington Management Company, LLP and the First Investors Global Fund in the SAI Part II even though these references do not specifically relate to the First Investors Tax Exempt Funds.

21.	In the section titled “Distribution Plans,” please disclose the amounts paid by each Fund pursuant to its Rule 12b-1 distribution plans.

The Registrant confirms that it has disclosed the amounts paid by each Fund pursuant to its Rule 12b-1 distribution plans in Part I of the Registrant’s SAI.

22.	Pursuant to Item 25 of Form N-1A, please disclose that the shares of each Fund will be offered on a continuous basis.

The Registrant has added the requested disclosure under the section “Underwriter and Dealers” in Part II of the SAI.

Securities and Exchange Commission
April 29, 2013

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:           Mary Carty
   First Investors Management Company, Inc.